

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2026

He Da Jian
Chief Executive Officer
Jiaheng Ruiji International Trade Co Inc.
No 10 Commercial Street, West Street
Changping District, Beijing City, PRC

Re: Jiaheng Ruiji International Trade Co Inc.
Form S-1
Filed November 20, 2025
File No. 333-291673

Dear He Da Jian:

Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time.

Please contact Suzanne Hayes at (2020 551-3675 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences